

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC



03032470

BY POST

23rd September, 2003

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

03 OCT -2 AM 7:21

Re: Shanghai Industrial Holdings Limited (the "Company")
Rule 12g3-2(b) Materials
File No. 82-5160

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Dear Sirs or Madams,

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose the following materials pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company :

1. A copy of Shareholders Circular dated 18th September, 2003 in respect of disposing investments in elevated road projects in Shanghai.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,

Roger L. C. Leung
Company Secretary

cc: Morrison & Foerster, LLP
Mr. Paul Boltz

dlw 10/2

M:\ADR\ltrtoSEC.doc

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant, or other professional adviser.

If you have sold all your shares in Shanghai Industrial Holdings Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

DISPOSAL OF INVESTMENTS IN ELEVATED ROAD PROJECTS IN SHANGHAI, THE PRC

DISCLOSEABLE TRANSACTION

18 September 2003

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:–

"associate"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of directors of the Company or a duly authorised committee thereof for the time being, including the independent non-executive directors of the Company
"Company"	Shanghai Industrial Holdings Limited, a company established in Hong Kong with its shares listed on the Stock Exchange
"Directors"	the directors of the Company for the time being
"Group"	the Company and its subsidiaries
"HK$" or "HK dollars"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	16 September 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Construction Agreement"	the Agreement entered into by S.I. Infrastructure and Shanghai City Construction on 29 August 2003 in respect of the Inner Ring Road and the North-South Elevated Expressway
"New Construction"	Shanghai New Construction Development Co., Ltd., a sino-foreign cooperative joint venture established in the PRC
"Notice"	"Notice of Proper Settlement on the Issue of Existing Guaranteed Fixed Return Investment Projects of Foreign Entities by the Administration Office of the State Council"
"PRC"	The People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC

"SFO"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Shanghai City Construction"	Shanghai City Construction Investment Development General Corporation*, a state-owned enterprise established in the PRC and is an independent third party not associated with the Company or the directors, chief executives and substantial shareholders of the Company or any of its subsidiaries or their respective associates (within the meaning under the Listing Rules) and is an economic entity under the Shanghai Municipal People's Government charged with the development of infrastructure projects in Shanghai
"S.I. Infrastructure"	S.I. Infrastructure Holdings Limited, a company established in the British Virgin Islands
"Shareholder(s)"	holder(s) of the share(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	has the meaning ascribed to it under section 2 of the Companies Ordinance of Hong Kong
"substantial shareholder"	has the meaning ascribed to it under the Listing Rules
"Transaction"	the disposal by S.I. Infrastructure of its investments in the infrastructure projects in Shanghai, the PRC pursuant to the Yanan Agreement and the New Construction Agreement
"US$" or "US dollars"	United States dollars, the lawful currency of United States of America
"Yanan Agreement"	the Agreement entered into by S.I. Infrastructure and Shanghai City Construction on 29 August 2003 in respect of the Yanan Elevated Road
"Yanan Road Development"	Shanghai Yanan Road Elevated Road Development Co., Ltd., a sino-foreign cooperative joint venture established in the PRC

In this circular, for reference purpose only and unless otherwise stated, translation of US dollars into HK dollars, or vice versa, is calculated at the rate of HK$7.8 to US$1; translation of RMB into HK dollars, or vice versa, is calculated at the rate of HK$1.00 to RMB1.06. Such translation should not be construed as a representation that RMB has been, could have been or could be, converted into HK dollars, or vice versa, at those or any other rates or at all.

* *The English name is an informal English translation of its official Chinese name*

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

Executive Directors:
Mr. Cai Lai Xing *(Chairman)*
Mr. Chen Wei Shu *(Vice Chairman)*
Mr. Lu Ming Fang *(Chief Executive Officer)*
Mr. Lu Da Yong *(Executive Deputy CEO)*
Mr. Li Wei Da *(Deputy CEO)*
Mr. Lu Yu Ping *(Deputy CEO)*
Mr. Qian Shi Zheng *(Deputy CEO)*
Mr. Zhou Jie *(Deputy CEO)*
Mr. Yao Fang
Mr. Ge Wen Yao
Mr. Huang Yan Zheng

Independent Non-executive Directors:
Dr. Lee Quo Wei
Dr. Lo Ka Shui
Professor Woo Chia-Wei
Mr. Leung Pak To, Francis

Registered Office:
26th Floor
Harcourt House
39 Gloucester Road
Wanchai
Hong Kong

18 September 2003

To the Shareholders

Dear Sir or Madam,

DISPOSAL OF INVESTMENTS IN ELEVATED ROAD PROJECTS IN SHANGHAI, THE PRC

DISCLOSEABLE TRANSACTION

1. INTRODUCTION

On 29 August 2003, the Directors announced that the Company, through its wholly-owned subsidiary, S.I. Infrastructure, entered into two agreements respectively for the disposal of all its investments in the elevated road projects in Shanghai, the PRC to its joint venture partner, Shanghai City Construction. The projects are as follows:

Joint venture company	Equity interest held by S.I. Infrastructure
Yanan Road Development	50.20%
New Construction	35.00%

S.I. Infrastructure shall receive a total consideration of US$702,475,363 (equivalent to approximately HK$5,479,308,000) and an after-tax compensation of RMB300,000,000 (equivalent to approximately HK$283,019,000) in accordance with the agreements of the Transaction. The Transaction constitutes a discloseable transaction of the Company under Rule 14.12 of the Listing Rules.

The purpose of this circular is to provide the Shareholders with further information on the Transaction and other information required by the Listing Rules.

2. INFORMATION ABOUT THE TRANSACTION

Yanan Agreement

(I) Parties to the agreement

Date of agreement	:	29 August 2003
Transferor	:	S.I. Infrastructure, a wholly-owned subsidiary of the Company
Transferee	:	Shanghai City Construction, the beneficial owner of 31.44% of the existing equity interest in Yanan Road Development

(II) Interest disposed of under the Yanan Agreement

Shanghai City Construction will acquire 50.20% equity interest, being the entire investment of S.I. Infrastructure, in Yanan Road Development, which has the right to operate the eastern and western sections of Yanan Elevated Road for a period from 28 November 1995 to 31 December 2017 (eastern section) and from 28 July 1996 to 31 December 2017 (western section). The remaining 18.36% equity interest is held by Shanghai Construction Co., Ltd., an independent third party.

(III) Information about S.I. Infrastructure and Yanan Road Development

The investment of S.I. Infrastructure in Yanan Road Development had a carrying value of US$159,438,442 (equivalent to approximately HK$1,237,298,000, at a historical exchange rate of HK$7.76 to US$1) as at 31 December 2002. For the past two financial years, the investment of S.I. Infrastructure in Yanan Road Development had the following contributions to the Group's audited consolidated net profit before and after taxation and extraordinary items:

Year ended 31 December	**Net profit before taxation and extraordinary items** *(approximate amount in HK$)*	**Net profit after taxation and extraordinary items** *(approximate amount in HK$)*
2002	168,473,000	168,344,000
2001	171,745,000	171,616,000

The investment of S.I. Infrastructure in Yanan Road Development has been a passive long term investment with guaranteed fixed return and Yanan Road Development has not been treated as a subsidiary of the Company. The Company does not control the board of Yanan Road Development.

(IV) Terms of the Yanan Agreement

The consideration of US$159,438,442 (equivalent to approximately HK$1,243,620,000) and after-tax compensation of RMB72,087,842 (equivalent to approximately HK$68,007,000) receivable by S.I. Infrastructure under the Yanan Agreement are determined by the two parties on arms length basis with reference to the carrying value of the investment of US$159,438,442 (equivalent to approximately HK$1,237,298,000, at a historical exchange rate of HK$7.76 to US$1) held by S.I. Infrastructure in Yanan Road Development as at 31 December 2002. The sum of US$159,438,442 (equivalent to approximately HK$1,243,620,000) shall be payable to S.I. Infrastructure one lump sum in cash by telegraphic transfer upon completion of the transaction and within 5 working days upon approval of foreign exchange application by the relevant government department(s). The after-tax compensation of RMB72,087,842 (equivalent to approximately HK$68,007,000) has been received in cash by S.I. Infrastructure in June 2003.

The disposal contemplated in the Yanan Agreement shall be completed as soon as possible upon fulfillment of the following conditions:

1. the transaction having been approved by the board of directors of Yanan Road Development;

2. the other shareholder having consented to the transfer of the shareholding in accordance with the terms of the Yanan Agreement and waived its pre-emptive rights to the shareholding to be transferred; and

3. the Yanan Agreement having been approved by the relevant approval authorities of the PRC Government.

New Construction Agreement

(1) Parties to the agreement

Date of agreement	:	29 August 2003
Transferor	:	S.I. Infrastructure, a wholly-owned subsidiary of the Company
Transferee	:	Shanghai City Construction, the beneficiary owner of 49.50% of the existing equity interest of New Construction

(II) Interest disposed of under the New Construction Agreement

Shanghai City Construction will acquire 35% equity interest, being the entire investment of S.I. Infrastructure, in New Construction, which has the right to operate the Inner Ring Road and North-South Elevated Expressway for a period of 20 years commencing from 1 May 1997. The remaining 15.50% equity interest is held by Shanghai Municipal Raw Water Co., Ltd., an independent third party.

(III) Information about S.I. Infrastructure and New Construction

The investment of S.I. Infrastructure in New Construction had a carrying value of US$543,036,921 (equivalent to approximately HK$4,219,150,000, at a historical exchange rate of HK$7.77 to US$1) as at 31 December 2002. For the past two financial years, the investment of S.I. Infrastructure in New Construction had the following contributions to the Group's audited consolidated net profit before and after taxation and extraordinary items:

Year ended 31 December	**Net profit before taxation and extraordinary items** *(approximate amount in HK$)*	**Net profit after taxation and extraordinary items** *(approximate amount in HK$)*
2002	536,245,000	536,245,000
2001	547,748,000	547,748,000

(IV) Terms of the New Construction Agreement

The consideration of US$543,036,921 (equivalent to approximately HK$4,235,688,000) and after-tax compensation of RMB227,912,158 (equivalent to approximately HK$215,012,000) receivable by S.I. Infrastructure under the New Construction Agreement are determined by the two parties on arms length basis with reference to the carrying value of the investment of US$543,036,921 (equivalent to approximately HK$4,219,150,000, at a historical exchange rate of HK$7.77 to US$1) held by S.I. Infrastructure in New Construction. The sum of US$543,036,921 (equivalent to approximately HK$4,235,688,000) shall be payable to S.I. Infrastructure one lump sum in cash by telegraphic transfer upon completion of the transaction and within 5 working days upon approval of foreign exchange application by the relevant government department(s). The after-tax compensation of RMB227,912,158 (equivalent to approximately HK$215,012,000) has been received in cash by S.I. Infrastructure in June 2003.

The disposal contemplated in the New Construction Agreement shall be completed as soon as possible upon fulfillment of the following conditions:

1. the transaction having been approved by the board of directors of New Construction;

2. the other shareholder having consented to the transfer of the shareholding in accordance with the terms of the New Construction Agreement and waived its pre-emptive rights to the shareholding to be transferred; and

3. the New Construction Agreement having been approved by the relevant approval authorities of the PRC Government.

3. REASONS FOR THE TRANSACTION

In the Notice issued by the State Council of the PRC in September 2002, local governments of the PRC should settle properly the issue of guaranteed fixed return investment projects of foreign entities by 31 December 2002. The Group negotiated with relevant authorities to resolve the issue, and finally decided to sell the elevated road projects to its joint venture partner pursuant to the Transaction.

S.I. Infrastructure shall receive a total consideration of US$702,475,363 (equivalent to approximately HK$5,479,308,000) and an after-tax compensation of RMB300,000,000 (equivalent to approximately HK$283,019,000) in accordance with the agreements of the Transaction. As at 31 December 2002, the carrying value of the two Shanghai elevated road cooperative joint venture projects affected by the Notice was US$702,475,363 (equivalent to approximately HK$5,456,448,000). For the twelve months ending 31 December 2003, such investment projects would contribute profit of approximately HK$685,036,000 to the Group in accordance with the original agreements. Upon completion of the Transaction, the Group will no longer hold any interest in such projects. Proceeds from the Transaction will be used for new investment projects such as expressways and water-related businesses relating to the principal businesses of the Group and as general working capital. The Company expects that the Transaction will be completed shortly.

4. BUSINESS OF THE GROUP

The Group is principally engaged in infrastructure and modern logistics, medicine and bio-technology, consumer products & automobile and parts, and information technology.

5. ADDITIONAL INFORMATION

Your attention is drawn to the general information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board
CAI LAI XING
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors (except Dr. Lee Quo Wei, due to health reasons) collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interest of the Directors and chief executives of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO) and required to be entered in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(i) Shares in the Company[Note 1]

Name of Directors	Total No. of Shares	Nature of Interest	% of the issued share capital
Cai Lai Xing	4,000,000	Personal	0.42
Chen Wei Shu	3,500,000	Personal	0.37
Lu Ming Fang	2,700,000	Personal	0.29
Lu Da Yong	2,700,000	Personal	0.29
Li Wei Da	1,200,000	Personal	0.13
Zhou Jie	2,700,000	Personal	0.29

Note 1: These interests do not include those in underlying shares of equity derivatives of the Company. These interests need to be aggregated with those set out in sub-paragraph (ii) below (if applicable) to give the Directors' total interest in the Company.

(ii) Share options in the Company

Name of Directors	Date of Grant	Exercise Price	Number of share options outstanding as at the Latest Practicable Date
Lu Ming Fang	July 2001	10.432	1,500,000
Lu Yu Ping	March 2001	10.496	1,550,000

(iii) Share options in SIIC Medical Science and Technology (Group) Limited ("SIIC MedTech")*Note 2*

Name of Directors	Date of Grant	Exercise Price	Number of share options outstanding as at the Latest Practicable Date *Note 3*
Li Wei Da	January 2000	HK$1.69	6,000,000
Ge Wen Yao	January 2000	HK$1.69	2,500,000

Note 2: SIIC MedTech is an associated corporation within the meaning of Part XV of the SFO by virtue of its being a subsidiary of the Company.

Note 3: Privatization of SIIC MedTech will become effective as at the Latest Practicable Date. Accordingly, the share options held by the two directors will be cancelled.

(b) So far as is known to any Director or chief executive of the Company, as at the Latest Practicable Date, the following persons were directly or indirectly interested in 10% or more of the issued share capital carrying rights to vote in all circumstances at general meetings of the Company and the amount of each of such person's interest in such securities were as follows:–

Name of Person	Total No. of Shares	Approximate percentage
Shanghai Industrial Investment Holdings Company Limited ("SIIC")	548,911,000	58.06%
Shanghai Industrial Investment Treasury Company Limited ("STC")	548,066,000	57.97%
Shanghai Investment Holdings Limited ("SIH")	548,066,000	57.97%

Note: SIH, SIIC Capital (B.V.I.) Limited ("SIIC Capital BVI") and SIIC CM Development Limited ("SIIC CM Development") are the beneficial owners of 468,066,000, 80,000,000 and 10,000 ordinary shares of the Company respectively. SIIC owns 100% of SIIC CM Development and STC respectively, whereas STC owns 100% of SIH, which in turn owns 100% of SIIC Capital BVI.

Gem Capital Investment (BVI) Limited and Nanyang Enterprises Limited are the beneficial owners of 485,000, and 350,000 ordinary shares of the Company respectively. SIIC indirectly owns 100% interest in these companies respectively.

(c) So far as is known to any Director or chief executive of the Company, as at the Latest Practicable Date, the following persons were directly or indirectly interested in 10% or more of the issued share capital carrying rights to vote in all circumstances at general meetings of other members of the Group and each of such person's interest in such securities were as follows:-

Name of subsidiary	Name of person	Class of shareholding	Percentage of shares held
NTTC (BVI) Limited	Centenary Limited	ordinary shares	35%
Xuchang Yongchang Printing Co., Ltd.	許昌捲煙廠	equity interest	49%
Wing Fat Smart Chain Investment Limited	Shen Dong Limited	ordinary shares	30%
Zhejiang Rongfeng Paper Co. Ltd.	莫國平	equity interest	10%
Shanghai Yichuang Traditional Chinese Medicine Research & Development Center Co., Ltd.	上海中醫大科技發展公司	equity interest	45%
SIIC-CYBeR Pacificare Limited	Cyber-Care Inc.	ordinary shares	33.33%
Ningxia SIIC Viopes Nutra-ceuticals Co. Limited	寧夏農林科學院	equity interest	41%
Chia Tai Qingchunbao Pharmaceutical Co. Ltd.	China Hangzhou Qingchunbao Group Co. Ltd.	equity interest	20%
	杭州市正大青春寶職工持股協會	equity interest	20%
Xiamen Traditional Chinese Medicine Co., Ltd.	Xiamen Dinglu Ind. Corp.	equity interest	30%

(d) Save as disclosed above, as at the Latest Practicable Date:

(i) so far as is known to any Director or chief executive of the Company as at the Latest Practicable Date, none of the Directors or chief executives of the Company had any interest or short positions in any shares or underlying shares or interest in debentures, of the Company or any associated corporations (within the meaning of Part XV of the SFO) which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

(ii) there was no person known to the Directors who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, was, directly or indirectly, interested in 10% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or any options in respect of such capital.

3. DIRECTORS' INTERESTS IN CONTRACTS

(i) Each of Messrs. Cai Lai Xing, Chen Wei Shu, Ge Wen Yao and Huang Yan Zheng has entered into a service agreement with the Company for an initial period of three years commencing from 1 April 1996, which will continue thereafter unless and until terminated by either party by six months' prior written notice.

(ii) Mr. Li Wei Da has entered into a service agreement with the Company for an initial period of three years commencing from 22 November 1996 which will continue thereafter unless and until terminated by either party by six months' prior written notice.

(iii) Mr. Lu Yu Ping has entered into a service agreement with the Company for an initial period of three years commencing from 8 March 2000, which will continue thereafter unless and until terminated by either party by six months' prior written notice.

(iv) Each of Messrs. Lu Ming Fang, Qian Shi Zheng and Zhou Jie has entered into a service agreement with the Company for an initial period of three years commencing from 5 January 2002, which will continue thereafter unless and until terminated by either party by six months' prior written notice, such notice not to be given at any time before 5 July 2004.

(v) Mr. Lu Da Yong has entered into a service agreement with the Company for an initial period of three years commencing from 13 September 2002, which shall continue thereafter unless and until terminated by either party by six months' prior written notice, such notice not to be given at any time before 12 March 2005.

(vi) Mr. Yao Fang has entered into a service agreement with the Company for an initial period of three years commencing from 7 May 2003, which shall continue thereafter unless and until terminated by either party by six months' prior written notice, such notice not to be given at any time before 6 November 2005.

4. LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or claim of material importance is pending or threatened against the Company or any of its subsidiaries.

5. MISCELLANEOUS

(a) The registered office of the Company is at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong.

(b) The share registrar and transfer office of the Company is Secretaries Limited at 28th Floor, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(c) The secretary of the Company is Mr. Leung Lin Cheong, Roger who is a fellow of The Institute of Chartered Secretaries and Administrators, The Chartered Institute of Management Accountants and Hong Kong Society of Accountants. He also holds a master's degree in business administration.

(d) In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下上海實業控股有限公司之股份全部**售出**，應立即將本通函交予買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

（根據公司條例於香港註冊成立）

將位於中國上海的高架路
項目投資出售

須予披露交易

二零零三年九月十八日

目錄

於本通函內，除文義另有所指外，下列詞語之涵義如下：

「聯繫人士」	指	上市規則賦予之涵義
「董事會」	指	本公司董事會或其當時正式授權之委員會，包括本公司之獨立非執行董事
「本公司」	指	上海實業控股有限公司，為一家於香港成立的公司，其股份於聯交所上市
「董事」	指	本公司當時之董事
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港的法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零三年九月十六日，即本通函付印前為確定其所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「新建設發展股權轉讓協議」	指	上實基建控股與上海城建投資於二零零三年八月二十九日就內環線、南北高架路所訂立的協議
「新建設發展」	指	上海新建設發展有限公司，為一家在中國成立的中外合作企業
「通知」	指	《國務院辦公廳關於妥善處理現有保證外方投資固定回報項目有關問題的通知》
「中國」	指	中華人民共和國
「人民幣」	指	人民幣，中國的法定貨幣

「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「上海城建投資」	指	上海市城市建設投資開發總公司，為一家於中國成立的全民所有制企業，與本公司或其任何附屬公司的董事、主要行政人員及主要股東或彼等個別的聯繫人(按上市規則之涵義)並無關連之獨立第三方，並為上海市人民政府授權在上海發展基建項目的經濟實體
「上實基建控股」	指	上實基建控股有限公司，為一家於英屬處女群島成立的公司
「股東」	指	本公司股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	香港公司條例第2條賦予之涵義
「主要股東」	指	上市規則賦予之涵義
「本交易」	指	上實基建控股根據延安路高架道路發展股權轉讓協議和新建設發展股權轉讓協議將其於中國上海基建項目所持有的投資出售
「美元」	指	美元，美國的法定貨幣
「延安路高架道路發展股權轉讓協議」	指	上實基建控股與上海城建投資於二零零三年八月二十九日就延安路高架路所訂立的協議
「延安路高架道路發展」	指	上海延安路高架道路發展有限公司，為一家在中國成立的中外合作企業

於本通函內，除另有所指外，美元金額乃按兑換率7.8港元兑1美元換算為港元(反之亦然)；人民幣金額乃按兑換率1.00港元兑1.06元人民幣換算為港元(反之亦然)。有關換算僅供參考，概不應被解釋為該等以人民幣為單位的數額已經、可以或可能會按該匯率或任何其他匯率兑換為港元(反之亦然)的聲明。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(根據公司條例於香港註冊成立)

執行董事：
蔡來興先生 *(董事長)*
陳偉恕先生 *(副董事長)*
呂明方先生 *(行政總裁)*
陸大鏞先生 *(常務副行政總裁)*
厲偉達先生 *(副行政總裁)*
陸禹平先生 *(副行政總裁)*
錢世政先生 *(副行政總裁)*
周杰先生 *(副行政總裁)*
姚方先生
葛文耀先生
黃彥正先生

獨立非執行董事：
利國偉博士
羅嘉瑞醫生
吳家瑋教授
梁伯韜先生

註冊辦事處：
香港灣仔
告士打道39號
夏慤大廈
26樓

敬啟者：

將位於中國上海的高架路
項目投資出售

須予披露交易

1. 緒言

董事於二零零三年八月二十九日宣佈，本公司透過其全資附屬公司上實基建控股分別訂立兩份協議，將其於中國上海的高架路項目的全部投資售予其合營夥伴上海城建投資，項目如下：

合營公司	上實基建控股所持股本權益
延安路高架道路發展	50.20%
新建設發展	35.00%

上實基建控股根據本交易項下協議收取總代價702,475,363美元（相當於約5,479,308,000港元）及稅後補償款項300,000,000元人民幣（相當於約283,019,000港元）。根據上市規則第14.12條，本交易構成為本公司的須予披露交易。

本通函旨在向股東提供有關本交易之進一步資料以及上市規則規定之其他資料。

2. 有關本交易的資料

延安路高架道路發展股權轉讓協議

(一)協議方

協議日期　：　二零零三年八月二十九日

轉讓方　：　上實基建控股，為本公司的全資附屬公司

受讓方　：　上海城建投資，實益擁有延安路高架道路發展31.44%現有股本權益

(二)根據延安路高架道路發展股權轉讓協議出售的權益

上海城建投資受讓50.20%股本權益，即上實基建控股於延安路高架道路發展的全部投資。延安路高架道路發展擁有延安路高架東段和西段的經營權，東段經營期自一九九五年十一月二十八日起至二零一七年十二月三十一日止，西段經營期自一九九六年七月二十八日起至二零一七年十二月三十一日止。其餘18.36%股本權益由獨立第三者上海建工股份有限公司持有。

(三)有關上實基建控股及延安路高架道路發展的資料

上實基建控股於延安路高架道路發展所持投資於二零零二年十二月三十一日的賬面值為159,438,442美元（相當於約1,237,298,000港元，按歷史匯率7.76港元兑1美元計算）。於過去兩個財政年度，上實基建控股於延安路高架道路發展所持投資為本集團帶來的在扣除稅項及非經常性項目前後的經審核綜合純利如下：

截至十二月三十一日止年度	扣除稅項及非經常性項目前純利 *(約港元)*	扣除稅項及非經常性項目後純利 *(約港元)*
二零零二年	168,473,000元	168,344,000元
二零零一年	171,745,000元	171,616,000元

上實基建控股對延安路高架道路發展的投資是一項提供保證固定回報的被動長期投資，而延安路高架道路發展並未被視為本公司附屬公司。本公司並不控制延安路高架道路發展的董事會。

(四)延安路高架道路發展股權轉讓協議條款

上實基建控股根據延安路高架道路發展股權轉讓協議收取代價159,438,442美元(相當於約1,243,620,000港元)及稅後補償款項72,087,842元人民幣(相當於約68,007,000港元)，乃由雙方按公平交易原則磋商釐定，並已參考上實基建控股於延安路高架道路發展於二零零二年十二月三十一日所持投資的賬面值159,438,442美元(相當於約1,237,298,000港元，按歷史匯率7.76港元兑1美元計算)。159,438,442美元(相當於約1,243,620,000港元)須於完成交易後並於有關政府部門批准外匯申請之日起五個工作日內以電匯方式一筆過支付予上實基建控股；72,087,842元人民幣(相當於約68,007,000港元)的稅後補償款項現金已由上實基建控股於二零零三年六月收訖。

延安路高架道路發展股權轉讓協議所規定的出售交易將於達成下列條件後儘早完成：

1. 延安路高架道路發展之董事會批准出售交易；

2. 其他股東同意待轉讓股權按延安路高架道路發展股權轉讓協議條款進行轉讓並放棄對待轉讓股權的優先購買權；及

3. 中國政府有關審批機關批准延安路高架道路發展股權轉讓協議。

新建設發展股權轉讓協議

(一)協議方

協議日期 ： 二零零三年八月二十九日

轉讓方 ： 上實基建控股，為本公司的全資附屬公司

受讓方 ： 上海城建投資，實益擁有新建設發展49.50%現有股本權益

(二)根據新建設發展股權轉讓協議出售的權益

上海城建投資受讓35%股本權益，即上實基建控股於新建設發展的全部投資。新建設發展擁有內環線、南北高架路的經營權，由一九九七年五月一日起計為期二十年。其餘15.50%股本權益由獨立第三者上海原水股份有限公司持有。

(三)有關上實基建控股及新建設發展的資料

上實基建控股於新建設發展所持投資於二零零二年十二月三十一日的賬面值為543,036,921美元(相當於約4,219,150,000港元，按歷史匯率7.77港元兑1美元計算)。於過去兩個財政年度，上實基建控股於新建設發展所持投資為本集團帶來的在扣除税項及非經常性項目前後的經審核綜合純利如下：

截至 十二月三十一日止年度	扣除税項及 非經常性項目 前純利 *(約港元)*	扣除税項及 非經常性項目 後純利 *(約港元)*
二零零二年	536,245,000元	536,245,000元
二零零一年	547,748,000元	547,748,000元

(四)新建設發展股權轉讓協議條款

上實基建控股根據新建設發展股權轉讓協議收取代價543,036,921美元(相當於約4,235,688,000港元)及税後補償款項227,912,158元人民幣(相當於約215,012,000港元)，乃由雙方按公平交易原則磋商釐定，並已參考上實基建控股於新建設發展所持投資的賬面值543,036,921美元(相當於約4,219,150,000港元，按歷史匯率7.77港元兑1美元計算)。543,036,921美元(相當於約4,235,688,000港元)須於完成交易後並於有關政府部門批准外匯申請之日起五個工作日內以電匯方式一筆過以現金支付予上實基建控股；227,912,158元人民幣(相當於約215,012,000港元)的税後補償款項現金已由上實基建控股於二零零三年六月收訖。

新建設發展股權轉讓協議所規定的出售交易將於達成下列條件後儘早完成：

1. 新建設發展之董事會批准出售交易；

2. 其他股東同意待轉讓股權按新建設發展股權轉讓協議條款進行轉讓並放棄對待轉讓股權的優先購買權；及

3. 中國政府有關審批機關批准新建設發展股權轉讓協議。

3. 進行本交易的理由

就中國國務院於二零零二年九月頒布「通知」，中國地方政府必須於二零零二年十二月三十一日之前與外商妥善處理保證固定回報項目的問題，本集團經與有關當局磋商以解決問題，並最後落實將有關高架路項目根據本交易售予合營夥伴。

上實基建控股根據本交易項下協議收取總代價702,475,363美元（相當於約5,479,308,000港元）及稅後補償款項300,000,000元人民幣（相當於約283,019,000港元）。受有關通知影響的兩個上海高架路合作合營項目於二零零二年十二月三十一日的賬面值合共為702,475,363美元（相當於約5,456,448,000港元）。於截至二零零三年十二月三十一日止十二個月，按原協議此等項目投資為本集團帶來的盈利貢獻約為685,036,000港元。本交易完成後，本集團不再享有此等項目的權益。本交易所得收入將供本集團用於與主營業務相關的新投資項目例如高速公路與水務相關業務以及撥作一般營運資金。本公司預期本交易將於短期內完成。

4. 本集團業務

本集團主要從事基建及現代物流、醫藥生物科技、消費品和汽車及零部件以及信息技術。

5. 其他資料

務請　閣下注意載於本通函附錄之一般資料。

此　致

列位股東　台照

代表董事會
董事長
蔡來興
謹啟

二零零三年九月十八日

1. 責任聲明

本通函的資料乃遵照上市規則而刊載，旨在提供有關本集團的資料。董事(利國偉博士因健康理由除外)對本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，盡彼等所知及所信，本通函並無遺漏其他事項，致使本通函所載內容有所誤導。

2. 權益披露

(a) 於最後實際可行日期，董事及本公司主要行政人員於本公司或其任何相聯法團(按證券及期貨條例第XV部涵義)股份及相關股份中擁有的權益，已根據證券及期貨條例第XV部第7及8分部通知本公司及聯交所(包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉權益)及根據證券及期貨條例第352條須列入本公司按該條例存置之登記冊；或已根據上市公司董事進行證券交易標準守則通知本公司及聯交所者如下：

(i) 本公司股份[附註1]

董事姓名	股份總數	權益性質	佔已發行股本百分比
蔡來興	4,000,000	個人	0.42
陳偉恕	3,500,000	個人	0.37
呂明方	2,700,000	個人	0.29
陸大鏞	2,700,000	個人	0.29
厲偉達	1,200,000	個人	0.13
周杰	2,700,000	個人	0.29

附註1：此等權益不包括本公司證券衍生工具所涉的相關股份。此等權益須與下文(ii)分段所列出的權益合計(如適用)，才能得出董事於本公司的權益總額。

(ii) 本公司購股期權

董事姓名	購股期權授出日期	行使價	於最後實際可行日期尚未行使的購股期權數目
呂明方	二零零一年七月	10.432港元	1,500,000
陸禹平	二零零一年三月	10.496港元	1,550,000

(iii) 上海實業醫藥科技(集團)有限公司(「上實醫藥」)購股期權附註2

董事姓名	購股期權授出日期	行使價	於最後實際可行日期尚未行使的購股期權數目附註3
厲偉達	二零零零年一月	1.69港元	6,000,000
葛文耀	二零零零年一月	1.69港元	2,500,000

附註2： 上實醫藥為本公司附屬公司，按證券及期貨條例第XV部涵義屬本公司的相聯法團。

附註3： 上實醫藥之私有化將於最後實際可行日期生效。因此，該兩名董事所持有之購股期權將予註銷。

(b) 就本公司任何董事或主要行政人員所知，於最後實際可行日期，直接或間接擁有在任何情況下於本公司的股東大會上投票的已發行股本10%或以上權利的人士及此等人士各自於此等證券的權益數量如下：

名稱	股份總數	概約持股百分比
上海實業(集團)有限公司(「上實集團」)	548,911,000	58.06%
Shanghai Industrial Investment Treasury Company Limited (「STC」)	548,066,000	57.97%
上海投資控股有限公司(「上海投資控股」)	548,066,000	57.97%

附註： 上海投資控股、SIIC Capital (B.V.I.) Limited (「SIIC Capital BVI」)及上海實業崇明開發建設有限公司(「上實崇明開發」)分別實益持有468,066,000股、80,000,000股及10,000股本公司普通股之權益。上實集團擁有上實崇明開發及STC的100%權益。而STC擁有上海投資控股的100%權益。上海投資控股擁有SIIC Capital BVI的100%權益。

Gem Capital Investment (BVI) Limited及南洋企業集團有限公司分別實益擁有485,000股及350,000股本公司普通股之權益。上實集團分別間接擁有上述公司之100%權益。

(c) 就本公司任何董事或主要行政人員所知，於最後實際可行日期，直接或間接擁有在任何情況下於本集團其他成員公司的股東大會上投票的已發行股本10%或以上權利的人士及此等人士各自於此等證券的權益如下：

附屬公司名稱	名稱	股權類別	所持股份百分比
NTTC (BVI) Limited	Centenary Limited	普通股	35%
許昌永昌印務有限公司	許昌捲煙廠	股本權益	49%
永發精益投資有限公司	申東有限公司	普通股	30%
浙江榮豐紙業有限公司	莫國平	股本權益	10%
上海醫創中醫藥科研開發中心有限公司	上海中醫大科技發展公司	股本權益	45%
上實醫藥數碼保健有限公司	Cyber-Care Inc.	普通股	33.33%
寧夏上實保健品有限公司	寧夏農林科學院	股本權益	41%
正大青春寶藥業有限公司	中國（杭州）青春寶集團公司	股本權益	20%
	杭州市正大青春寶職工持股協會	股本權益	20%
廈門中藥廠有限公司	廈門鼎爐實業總公司	股本權益	30%

(d) 除以上所披露者外，於最後實際可行日期：

(i) 就本公司任何董事或主要行政人員所知，本公司的董事或主要行政人員，概無於本公司或其任何相聯法團(按證券及期貨條例第XV部涵義)的任何股份或相關股份中擁有任何權益或淡倉或債權證權益，根據證券及期貨條例第XV部第7及8分部必須通知本公司及聯交所(包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉權益)；或根據證券及期貨條例第352條須列入該條例所述登記冊；或根據上市公司董事進行證券交易標準守則須通知本公司及聯交所。

(ii) 就董事所知，並無任何人士於本公司的任何股份及相關股份擁有任何權益或淡倉權益而須根據證券及期貨條例第XV部第2及3分部必須通知本公司及聯交所；或直接或間接擁有在任何情況下於本集團任何其他成員公司股東大會上投票的已發行股本面值10%或以上的權利，或有關此等股本的任何購股期權。

3. 董事的合約權益

(i) 蔡來興先生、陳偉恕先生、葛文耀先生及黃彥正先生已分別和本公司訂立服務合約，由一九九六年四月一日起計初步為期三年，其後繼續生效，除非及直至其中一方給予不少於六個月的事先書面通知予以終止。

(ii) 厲偉達先生已和本公司訂立服務合約，由一九九六年十一月二十二日起計初步為期三年，其後繼續生效，除非及直至其中一方給予不少於六個月的事先書面通知予以終止。

(iii) 陸禹平先生已和本公司訂立服務合約，由二零零零年三月八日起計初步為期三年，其後繼續生效，除非及直至其中一方給予不少於六個月的事先書面通知予以終止。

(iv) 呂明方先生、錢世政先生及周杰先生已分別與本公司訂立服務合約，由二零零二年一月五日起計初步為期三年，其後繼續生效，除非及直至其中一方給予不少於六個月的事先書面通知予以終止，惟此等通知不可於二零零四年七月五日前任何時間作出。

(v) 陸大鏞先生已和本公司訂立服務合約，由二零零二年九月十三日起計初步為期三年，其後繼續生效，除非及直至其中一方給予不少於六個月的事先書面通知予以終止，惟此等通知不可於二零零五年三月十二日前任何時間作出。

(vi) 姚方先生已和本公司訂立服務合約，由二零零三年五月七日起計初步為期三年，其後繼續生效，除非及直至其中一方給予不少於六個月的事先書面通知予以終止，惟此等通知不可於二零零五年十一月六日前任何時間作出。

4. 訴訟

本公司或其任何附屬公司並無涉及任何重大訴訟或仲裁，而據董事所知悉，本公司或其任何附屬公司並無待決或面臨重大訴訟或索償。

5. 其他事項

(a) 本公司的註冊辦事處地址為香港灣仔告士打道39號夏慤大廈26樓。

(b) 本公司的香港股份過戶登記處為秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心28樓。

(c) 本公司的秘書為梁年昌先生，彼為英國特許秘書及行政人員公會、英國特許管理會計師公會及香港會計師公會的資深會員，並持有工商管理碩士學位。

(d) 本通函的中、英文本如有歧異，概以英文本為準。